Exhibit 99.1
For Immediate Release
Hydrogenics Regains Compliance With Nasdaq Minimum Bid Price Listing Requirement
Mississauga, Ontario. May 31, 2007 — Hydrogenics Corporation (NASDAQ:HYGS; TSX: HYG) today announced that it has received a letter from the Nasdaq Stock Market notifying it that the closing price per share of the Company’s common stock was above the $1.00 minimum bid price for 10 consecutive trading days and that, as a result, the Company has regained compliance with Nasdaq’s continued listing criteria.
About Hydrogenics Corporation
Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America, Europe and Asia.
For more information, please contact:
Investor Contact:
Lawrence Davis, Chief Financial Officer
Hydrogenics Corporation
Phone: +1-905-361-3633
Email: investors@hydrogenics.com